Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-220059 and 333-227246) of our report dated February 26, 2019, relating to the consolidated financial statements of Atlantica Yield plc and subsidiaries, appearing in Exhibit 99.1 of Algonquin Power & Utilities Corp.’s Form 6-K dated February 27, 2020. We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ Deloitte, S.L.

Madrid, Spain
February 27, 2020